Orbis
Grupa Hotelowa

06014470

Warsaw, 2006-06-05

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 13 2006
WASH. D.C. 185 SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 11/2006.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
JUN 20 2006
THOMSON
FINANCIAL

6/19

Current report no 11/2006

The Management Board of "Orbis" S.A. hereby informs that it has decided to request the General Meeting of Shareholders convened to be held on June 28, 2006, to approve the following:

1. Distribution of the profit for the year 2005 amounting to PLN 81 932 019 in the following manner:
   1) allocating the amount of PLN 15 666 182.72 for dividend in the proportion of PLN 0.34 per one share;
   2) allocating the amount of PLN 66 265 836.28 for the Company's retained earnings.

2. Dividend entitlement date is set for August 8, 2006.
3. Dividend payment date is set for August 25, 2006.

Justification

With the aim of strengthening customer trust in the Company in the current year, we propose to continue the dividend policy pursued in the past years. Considering the tasks faced by the Company as a result of the adopted strategy of developing the hotel base and the resultant financial needs, we express our willingness to maintain the past year's dividend level.